UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Form 10-Q for the period ended: March 31, 2015

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

Full Name of Registrant:  Graphite Corp.

Address of Principal Executive Office (Street and Number):  616 Corporate Way, Valley Cottage, NY 10989

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

(b)	The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART III — NARRATIVE

Graphite Corp. is unable to file its form 10-Q for the period ending March 31, 2015 within the prescribed period due to ministerial difficulties without unreasonable effort or expense.  Such difficulties prevent Graphite Corp. from filing the report because such information is integral to the report. Graphite Corp. fully expects to be able to file such report within the additional time allowed by this report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Mark Radom +972 52 798 0831.

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? No

Graphite Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized on May 15, 2015.

By:	/s/ Mark Radom
Mark Radom